

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 20, 2016

John J. Lipinski
Chief Executive Officer and President
CVR Energy, Inc.
2277 Plaza Drive, Suite 500
Sugar Land, TX 77479

> **Re: CVR Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 19, 2016**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 29, 2016**
> **Form 8-K**
> **Filed July 28, 2016**
> **Response dated September 8, 2016**
> **File No. 1-33492**
>
> **CVR Refining, LP**
> **Form 10-K for Fiscal Year ended December 31, 2015**
> **Filed February 19, 2016**
> **File No. 1-35781**

Dear Mr. Lipinski:

We have reviewed your September 8, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 23, 2016 letter.

CVR Energy, Inc.

Form 10-K for the Fiscal Year ended December 31, 2015

Management's Discussion and Analysis, page 54

Results of Operations, page 65

Petroleum Business Results of Operations, page 70

1.   We understand from your response to prior comments four and eight that measures you
        have presented as "Cost of product sold (exclusive of depreciation and amortization)"
        exclude various costs in addition to depreciation and amortization that would be
        attributable to cost of products sold measures under GAAP. For example, you indicate
        that amounts reported as direct operating expenses are both inventoriable and excluded in
        computing gross profit measures in accordance with GAAP. Therefore, it appears
        revisions will be necessary to address the following points.

        •   The "Cost of product sold (exclusive of depreciation and amortization)" label does
            not adequately describe the amounts you have presented.

        •   You are required to present costs of revenues individually for product sales, services,
            and rentals to comply with Rule 5-03 of Regulation S-X.

2.   We note that you have excluded depreciation and amortization from various line items on
        the Statements of Operations without indicating the excluded amounts attributable to
        each cost or expense category, notwithstanding the related details you have presented in
        MD&A. If you apply the accommodation outlined in SAB Topic 11.B, in excluding
        depreciation and amortization from certain cost and expense categories, you should
        separately report depreciation and amortization that is attributable to each line from
        which it has been excluded.

Definitive Proxy Statement on Schedule 14A

3.   We note your undertaking to comply with prior comment 7 in future filings. Similarly,
        please also be sure to give effect to prior comments 5 and 6 by making appropriate
        revisions to your CD&A and summary compensation table in future filings. Namely,
        please expand the disclosure in the Compensation Discussion and Analysis section to
        disclose the rationale you provide for not issuing equity compensation in these
        circumstances, as Item 402(b)(2)(iii) of Regulation S-K requires. Please expand footnote
        3 to your summary compensation table to quantify the grant date fair values for the
        performance units you awarded to Mr. Lipinski in both 2013 and 2015.

Form 8-K filed on July 28, 2016

Exhibit 99.1

Use of Non-GAAP Financial Measures, page 15

4.   We note your response to prior comment eight concerning the need for a reconciliation between certain non-GAAP measures, including although not limited to your measures of Refining Margin, Refining Margin adjusted for FIFO impact and gross profit excluding flood insurance recovery, and the most directly comparable measures calculated in accordance with GAAP. We understand that you would prefer to limit your disclosure in this regard and instead rely solely on a narrative description of the non-GAAP measures. However, we continue to believe that you should provide quantitative reconciliations for all non-GAAP measures, including the related unit measures that you disclose in the earnings releases and investor presentations of both companies to comply with Item 100 (a)(2) of Regulation G.

5.   Please adhere to the guidance in the preceding comment also with respect to the disclosures of non-GAAP measures in your periodic filings, such as Refining Margin and Refining Margin Per crude oil throughput barrel on pages 60 and 61 of your third quarter interim report, to comply with Item 10(e)(1)(i)(B) of Regulation S-K.

CVR Refining, LP

6.   We have raised several comments on the disclosures in the parent filings which appear in part common to filings of the subsidiary. Please address these comments also from the standpoint of the subsidiary with corresponding changes to conform.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources